SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SPINELESS AER LINGUS BOARD ROLL OVER
AGAIN AND AGAIN AT COST OF €600M AND RISING

Ryanair, Europe's only Ultra Low Cost Carrier (ULCC) and a 6½ year old minority shareholder in Aer Lingus today (31 May) condemned the spineless Board and Management of Aer Lingus which has accepted the latest crazy Irish Labour Court recommendation that another €170m to €200m of shareholder funds be squandered to compensate Aer Lingus staff for a pension deficit which Aer Lingus has repeatedly assured shareholders is a defined contribution ('DC') pension scheme, and for which Aer Lingus has no further liability.  If, as Aer Lingus' IPO prospectus (and every subsequent annual report) confirmed, neither Aer Lingus nor its shareholders have any liability towards this 'DC' pension scheme, then why is yet another €170m to €200m being wasted on yet another pay off for Aer Lingus' staff.

Ryanair pointed out that this is not the 1st , not the 2nd, but the 6th time (in 7 years) that Aer Lingus' staff have blackmailed the Government and trade union controlled Board of Aer Lingus, to enrich themselves at shareholders expense at a total cost of over €600m and rising as follows:

                    Aer Lingus post IPO exceptional payments to staff & unions

Year	Payment	Reason
2006	€132m	Pension deficit & ESOT contributions
2008	€138m	Staff restructuring and PCI payments
2009	€89m	Staff restructuring and PCI payments
2010	€55m	ESOT debt & leave/redundancy tax payments
2012	€17m	Staff restructuring payments
2013	€170m - €200m	Pension deficit & employee payments
Total	€600m - €630m

This latest staff grab of €170m - €200m confirms Ryanair's belief that Aer Lingus cannot be trusted to protect shareholder funds from repeated raids by its unions and staff.  Over the past 7 years since Aer Lingus' flotation, more than €600m in "exceptional payments" has been unjustifiably snatched by staff, while the Board and Management repeatedly promise shareholders that each time would be the "last time".  As recently as September 2011, Aer Lingus CEO Christoph Mueller and CFO Andrew Macfarlane assured shareholders at investor meetings that they would not make "any further contributions to the pension scheme above the current DC rate of 6.375%".  Just 18 months later they both roll over and shell out another €170m to €200m and agree an increased D.C. rate of 10%, thereby increasing Aer Lingus' cost base, with no benefit for Aer Lingus shareholders.

The recent record of this Government appointed Board of Aer Lingus in safeguarding its shareholder funds from staff grabs is awful, as the following examples demonstrate:

1.   Following its 2006 IPO, Aer Lingus made a one off (not to be repeated) contribution of €104m to eliminate its pension scheme deficit on the basis that the scheme would thereafter be a defined contribution (D.C.) scheme and Aer
      Lingus would have no future obligations for any deficits.

2.   In Dec 2010, when the ESOT (Employee Share Ownership Trust) was unable to service its bank debts, Aer Lingus wrote a cheque (on Christmas Eve) for €26m - without shareholder approval - to pay off the ESOT's debts, again with no benefit for shareholders.

3.   Also in 2010 when the Irish Revenue rejected Aer Lingus' "leave and rehire redundancy scheme", which gave rise to employee tax liabilities of almost €30m, the Board and Management again rolled over and paid  more than €29m in "exceptional payments" - without shareholders approval - to pay off these personal tax liabilities of Aer Lingus staff.

4.   Now in 2013, when the Aer Lingus DC pension scheme has again racked up multi million euro deficits, the unions threaten industrial action, and the spineless Board of Aer Lingus again roll over and splash out between €170m to
      €200m in pension contributions, pay increases, annual increments and other benefits to Aer Lingus' staff.  This brings to over €600m the exceptional payments made to Aer Lingus staff since the company floated in Sept 2006.

Ryanair believes that these €600m staff pay-offs over 7 years shows that the Board of Aer Lingus (which is controlled by the Irish Government and trade union bosses) cannot be trusted with shareholder funds.  They roll over every time they are threatened.  Ryanair believes that Aer Lingus will, with the connivance of the Irish Government, continue to squander shareholder funds every time they are threatened by the vested interests of staff.

Ryanair will vote against this unwarranted and unjustified pay-off of up to €200m to a 'DC' pension scheme which Aer Lingus has confirmed it has no liability for.  However since Ryanair's minority stake gives it no influence or control over Aer Lingus it will yet again be voted down by the Government and unions who control and run Aer Lingus.  Ryanair believes that this €600m to €630m of exceptional payments to Aer Lingus staff over the last 7 years since its IPO is a scandal which must be exposed and ended.  Ryanair calls on the Board of Aer Lingus to stand up for shareholders and resist this industrial relations blackmail by unions and staff.

Ryanair's Michael O'Leary said:

"How many times are the Board of Aer Lingus going to roll over when their staff and unions threaten industrial action unless they get paid off again and again.  The original pension pay-off of €104m in 2006 was sold to shareholders at the IPO on the basis that Aer Lingus would have no obligation to any future pension deficits.  Now despite paying over €400m to its staff in exceptional payouts over the last 6 years, yet another €170m to €200m of shareholder funds is to be squandered on paying off a deficit in a D.C. pension scheme and providing for annual increments which don't exist in any other privately run company!  We believe this is blatant mismanagement by a Board which is controlled by, and panders to, Government and unions and does nothing to protect shareholder funds.

This decision is irreconcilable with the repeated assurances given by Christoph Mueller CEO and Andrew Macfarlane CFO at previous investor meetings that Aer Lingus would not make any further one-off contributions to this D.C. pension scheme.  Today's decision (which could only take place in a company that was controlled by the Government and trade unions) is yet another example of how shareholder funds are being squandered to buy off staff again and again.  Ryanair will oppose this latest "daylight robbery" of up to €200m, which brings to over €600m the cash that the staff of Aer Lingus have grabbed in exceptional payments since 2006.

Ryanair does not believe that this latest exceptional payout will be the last.  The Aer Lingus unions have repeatedly shown that whenever they threaten, the Board and Management will roll over.  This will continue while Aer Lingus remains controlled by a Board of Directors which was appointed by and is controlled by the Irish Government and ICTU boss David Beggs and which has presided over wholesale destruction of Aer Lingus' share price, a six year record of cumulative losses, 3 years of declining traffic and now over €600m in exceptional pay-offs to Aer Lingus' 3,000 staff or over €200,000 a head.  As a public company, Aer Lingus should be run for the benefit of its shareholders and not to repeatedly enrich its 3,000 staff."

ENDS

For further information
please contact:                      Robin Kiely                             Joe Carmody
                                                Ryanair Ltd                              Edelman
                                                Tel: +353-1-8121212             Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 31 May, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary